SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL 2009

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2009

Grupo TMM, S.A.B.

By:
______________________________________
/s/ Jacinto Marina
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated April 30, 2009 (GRUPO TMM REPORTS FIRST-QUARTER 2009 FINANCIAL RESULTS)

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Chief Financial Officer	Kristine Walczak (investors, analysts, media)
011-525-55-629-8866 ext. 2901	312-726-3600
jacinto.marina@tmm.com.mx	kwalczak@dresnerco.com

Monica Azar, Investor Relations
917-597-5361 or 011-525-55-629-8866 ext. 3421
monica.azar@tmm.com.mx

GRUPO TMM REPORTS FIRST-QUARTER 2009 FINANCIAL RESULTS

 •   Corporate costs reduced 23.2 percent
 •   EBITDA of $17.0 million improved 11.1 percent year over year
 •   Net income of $4.7 million and EPS of $0.09

(Mexico City, April 29, 2009) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; “TMM” or the “Company”), a Mexican intermodal transportation and logistics company, reported today its financial results for the first quarter of 2009.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “Our first-quarter results were affected by the worldwide financial crisis and global economic recession. Mexico’s economy was acutely affected in the first quarter of 2009. The Mexican automotive industry’s total production and exports decreased 40 percent in the first quarter of 2009 compared to the same period of last year. Additionally, in the first quarter of 2009, product tanker rates were lower compared to last year, and transportation services volumes were negatively impacted by lower demand for consumer goods, retail and auto parts.”

“While our first-quarter results do not reflect the full potential of TMM’s assets, we believe our maritime business continues to be strong as a result of the medium- and long-term contractual nature of the division’s revenues.”

“In the first quarter of 2009, Maritime revenues increased 11.2 percent compared to the same quarter last year, specifically due to revenue improvements at the offshore and product tanker segments. Demand continued to meet our expectations, as fleet utilization was 100 percent for tankers and 88 percent for offshore vessels, both above the average for the industry. However, operating results at this division were impacted by the addition of new vessels to our fleet in the second half of 2008 which increased this division’s depreciation and amortization costs and by not having all of our new offshore vessels working at full capacity in the first quarter of 2009.”

Serrano added, “Our near- and long-term outlook for the Company remains positive, and we are confident our results will demonstrate the earnings power of our maritime and port assets going forward. Based on our current revenue expectations, we anticipate TMM’s operating profit to improve throughout 2009. While we acknowledge that challenges remain, we continue to see a trend towards greater demand for offshore vessel services in the Mexican market. We remain focused on profitable operations, appropriately deploying our capital, the sale of non-productive and non-strategic assets and the restructure of our corporate debt, all while building long-term value for our shareholders. Each quarter we get closer to meeting these goals.”

“Our strategy to structure a long-term, non-recourse, peso-denominated financing through our Trust Certificates Program continues to benefit TMM. In the first quarter of 2009, we recorded a net exchange gain of $22.1 million. Additionally, this debt is tied to the 28-day TIIE, or Mexico’s Interbank Equilibrium Interest Rate. At March 31, the 28-TIIE decreased 154 basis points to 7.15 percent, and in April 23, this rate decreased further to 6.37 percent. The Central Bank of Mexico anticipates further cuts, which would serve to reduce the debt service of this Program, starting in June, when the next coupon payment of the first and third tranches are due.”

“As a result of the organizational restructuring we implemented in 2008, the Company’s costs and operating expenses were 8.9 percent lower, and our corporate expenses were reduced 23.2 percent, or $1.1 million, quarter over quarter. In the first quarter of 2009, the ratio of corporate expenses to total revenues was 4.4 percent compared to 5.4 percent in the same quarter last year. Additionally, in the first quarter of 2009 we recorded net income of $4.7 million compared to a net loss of $10.3 million in the first quarter of last year.”

Serrano concluded, “The remainder of 2009 and into 2010 will be challenging times for the world’s economy. However, the fundamentals of our business remain solid, with our maritime and port businesses well positioned for growth. We continue to seek opportunities to selectively grow our revenue and profit. TMM’s management continues to be focused on enhancing shareholder value over the short- and long-terms.”

CONFERENCE CALL
Due to the fact that Mexican authorities have declared a state of alert in Mexico City and other Mexican states because of the swine flu outbreak, and out of concern for the health of TMM’s employees and their families, this quarter’ conference call has been cancelled. Please contact Monica Azar at monica.azar@tmm.com.mx, or Jacinto Marina, at jacinto.marina@tmm.com.mx if you have any questions.

Headquartered in Mexico City, TMM is a Mexican intermodal transportation and logistics company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in new businesses; risks associated with the Company’s reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables and financial and operational highlights

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the First Quarter 2009 Financial Results

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.